UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
HealthEquity, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
42226A 107
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[ X ]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226A 107	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkley Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,404,561
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,404,561
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,404,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 42226A 107	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkley Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,404,561
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,404,561
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,404,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 42226A 107	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) W. R. Berkley Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,404,561
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,404,561
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,404,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12	TYPE OF REPORTING PERSON* CO

This Amendment No. 3 to Schedule 13G (this “Amendment No. 3”) is being filed with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of HealthEquity, Inc. (the “Issuer”) to amend the Schedule 13G originally filed on February 10, 2015 (the “Original Schedule 13G”), Amendment No. 1 filed on February 5, 2016 (“Amendment No. 1”) and Amendment No. 2 filed on February 7, 2017 (together with the Original Schedule 13G, Amendment No. 1 and this Amendment No. 3, the “Schedule 13G”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.
Item 2:
Paragraphs (a) - (c) of Item 2 of the Schedule 13G are hereby amended and restated in their entirety as follows:
(a)	Name of Person Filing

This statement is filed by Berkley Capital Investors, L.P. (“Berkley Investors”), Berkley Capital, LLC (“Berkley Capital”) and W. R. Berkley Corporation (“W. R. Berkley” and together with Berkley Investors and Berkley Capital, the “Reporting Persons”).

(b)	The address of the principal business and principal office of each of the Reporting Persons listed above is:
475 Steamboat Road
Greenwich, CT 06830

(c)	Citizenship

For each of the Reporting Persons, Delaware.
Item 4:          Ownership:
Item 4 is hereby amended and restated as follows:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Amendment No. 3.
The percent of class represented by the amount beneficially owned by each Reporting Person is based on 60,672,608 shares of Common Stock outstanding on November 30, 2017, as indicated by the Company’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2017.
Berkley Investors is the record holder of 6,404,561 shares of Common Stock.  Berkley Capital is the general partner of Berkley Investors. Berkley Capital is an indirect, wholly owned subsidiary of W. R. Berkley, and as such the securities held of record by Berkley Investors may be deemed to be beneficially owned by W. R. Berkley.  Accordingly, the Reporting Persons share voting and dispositive power over 6,404,561 shares of Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERKLEY CAPITAL INVESTORS, L.P.

By: Berkley Capital, LLC, its general partner

By: /s/ John Kohler
Name: John Kohler
Title: General Counsel

BERKLEY CAPITAL, LLC

By: /s/ John Kohler
Name: John Kohler
Title: General Counsel

W. R. BERKLEY CORPORATION

By: /s/ Matthew M. Ricciardi
Name: Matthew M. Ricciardi
Title: Senior Vice President – General Counsel